SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2015

CGG

Tour Maine Montparnasse

– 33 Avenue du Maine – BP 191 –

75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ______________

Landmark and CGG Announce Technology

Collaboration to Develop Next Generation Geoscience

Workflows

Houston, USA – 21 October 2015

Landmark, a Halliburton (NYSE: HAL) business line and a leading provider of software for the upstream oil and gas industry, and CGG, a global provider of fully integrated geoscience technology and services, today announced a geosciences technology collaboration.

The collaboration will allow shared customers to seamlessly access best-in-class interpretation and reservoir characterization technologies and geoscience data from both companies, using the industry’s first E&P enterprise class platform; Landmark’s DecisionSpace®. A series of unique workflows enabled by the platform will be delivered through connectivity of geoscience applications and data.

As the E&P industry remains challenged to do more with less in the current economic climate, increased efficiencies are derived by better work processes and data. The technology collaboration will significantly enhance existing unconventional and 4D workflows by providing full interoperability of combined capabilities, across the complete lifecycle of the reservoir. This will provide immediate potential to save costs and improve outcomes for our joint customers.

Additionally, Landmark and CGG will engage with customers to develop a new class of E&P workflows to meet existing and emerging industry challenges. These next generation software suites will support improved prospect generation, well location and path definition, completion design, development planning and reservoir management.

“Landmark has been working with both customers and partners to drive the pace of innovation with our goal of helping customers maximize recovery rates in less time,” said Nagaraj Srinivasan, vice president of Landmark. “We believe that the deep insights CGG brings on the future vision of seismic data, combined with our modern and scalable platform and application suite, will enable our customers to achieve a much richer understanding of reservoir performance to help drive higher oil recovery and cash flows.”

Sophie Zurquiyah, COO, CGG, said: “CGG has a long history of advancing the E&P industry’s understanding of the subsurface and through this technology collaboration can bring a new depth of understanding and increased efficiency to our clients. Integration of our GeoSoftware technology with industry-leading software platforms is core to our strategy and this new collaboration will strengthen our connection with Landmark. Developing the level of integrated geoscience software workflows that are envisioned is founded on Landmark providing CGG with direct access to DecisionSpace. This enables us to work together to develop new technologies, tighter software integration, more efficient workflows and faster access to context-ready data, all of which will better meet the needs of our mutual clients.”

About Halliburton

Founded in 1919, Halliburton is one of the world’s largest providers of products and services to the energy industry. With more than 80,000 employees, representing 140 nationalities in approximately 80 countries, the company serves the upstream oil and gas industry throughout the lifecycle of the reservoir – from locating hydrocarbons and managing geological data, to drilling and formation evaluation, well construction and completion, and optimizing production through the life of the field. Visit the company’s website at www.halliburton.com. Connect with Halliburton on Facebook, Twitter, LinkedIn, Oilpro and YouTube.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 7,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

About the Collaboration

Pursuant to the technical collaboration agreement, the companies will continue to operate independently.

Contacts

CGG Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Halliburton Public Relations William Fitzgerald Tel: +1 281 871 5267 E-Mail: PR@Halliburton.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 21st, 2015	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO